Exhibit (a)(1)(H)
Form of Email to All Eligible Employees Regarding Stock Option Exchange Program
Subject: Stock Option Exchange Program
As Dan announced on Wednesday, NetApp’s stock option exchange program begins today. This program will allow eligible employees to exchange certain eligible outstanding options with exercise prices equal to or greater than $22.00 per share and that were granted before June 20, 2008, for new restricted stock units.
The program began today and is scheduled to end at 9:00 p.m. (Pacific Time), on Friday, June 19, 2009. The option exchange program is subject to terms and conditions contained in the offer to exchange and related option exchange materials (the offer documents) attached to this email and filed with the Securities and Exchange Commission today. The offer documents can also be found on the intranet site we established for the option exchange program at http://finance-web.corp.netapp.com/stock/stock-option-exchange_09.html or through the Securities and Exchange Commission’s website at www.sec.gov. Before deciding whether to participate in the program, we encourage you to review all of the offer documents.
Should you have any questions about the exchange program, please contact optexch@netapp.com. This notice does not constitute the offer to exchange. The full terms of the offer are described in the documents attached to this email, including the Offer to Exchange Certain Outstanding Options for Restricted Stock Units, the Election Form and the Withdrawal Form. We strongly encourage you to make your elections via the offer website; however, if you would prefer to submit a paper election, please complete and submit the attached forms via e-mail or fax, in the manner described in the attached forms.